EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousands of US dollars, except per share amounts)

		Three-month period	Three-month period
		ended	ended
		September 30, 2007	September 30, 2006

Net income		$7,277	$7,590
Deduct: Senior preferred stock and series A preferred stock dividends		6,270	6,269

	(A)	$1,007	$1,321
Common share outstanding	(B)	100	100

Earning per share	(A/B)	$10	$13